FOR IMMEDIATE RELEASE — OCTOBER 1, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES INCREASE IN BORROWING BASE TO $US 110 MILLION
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that effective September 30, 2008, the Company increased its current borrowing capacity under its bank loan agreement (the Facility) to $US 110 million or an increase of $US 34 million. Coupled with previous increases in 2008, the Facility has more than doubled the Company’s borrowing capacity by $US 55.5 million since its 2007 year end.
The Facility consists of two tranches. The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of $US 102 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed. The “B” tranche matures on January 1, 2010, has a borrowing base of $US 8 million, and bears interest at LIBOR plus 4%. In the Facility, Guaranty Bank is acting as lead agent with Texas Capital Bank acting as co-agent.
Duncan Moodie, the Company’s CFO stated that “the most recent increase in the Facility will allow Petroflow not only to complete its 2008 capital program, but will finance our capital plans well into 2009. We continue to appreciate the confidence that Guaranty Bank and Texas Capital Bank have shown in the Company as evidenced by the significant increase in our borrowing base.”
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the assessment that the New Facility will impact favorably the Company’s capital program. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the Company’s ability to draw funds on the New Facility as anticipated as well as adverse general economic conditions. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com

Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.